Williams & Webster, P.S.

Certified Public Accountants & Business Consultants

June 14, 2007

Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

Re: Detto Technologies, Inc.
Commission File Number 333-100241

Dear Sirs:

We do not agree with the statements made by the above registrant in its Form 8-K filed June 4, 2007. Accordingly, we have endeavored to list the relevant facts as we understand them in the following chronological order.

A letter dated February 9, 2007 was sent to us informing us that Detto Technologies, Inc. (hereinafter "Detto" or "the Company") had engaged Peterson Sullivan PLLC to audit the financial statements of the Company for 2006. We are uncertain as to when this letter was sent to or received by our firm.

We sent a letter to Detto, on February 19, 2007, with a copy to the Securities and Exchange Commission, ("SEC") Office of the Chief Accountant, officially terminating our professional relationship.

On February 26, 2007, we received a visit from a representative of Peterson Sullivan PLLC to review our workpapers for the audits of Detto for the years ending December 31, 2005 and 2004.

On April 19, 2007, we sent an additional letter to the SEC, stating that we noted no 8-K had yet been filed showing our resignation and/or the appointment of new auditors.

As it relates to the comment in the 8-K filed by Detto when regarding internal controls, we did not perform an audit of internal controls for either year ending December 31, 2005 or 2004. However, on February 1, 2007, at the end of the 2005 audit, we prepared and sent a letter to Detto's audit committee detailing certain information related to our audit. The most significant portion of this letter included comments related to significant audit adjustments that we proposed as a result of the performance of the audit process. We also prepared a letter to management, dated February 2, 2007, in which we detailed several areas where management could strengthen its internal controls. Included in these

letters were recommendations related to the necessity for the Company's financial management to obtain increased knowledge related to accounting for the valuation of options, warrants and beneficial conversion features of its convertible debt, as well as increased understanding of SFAS 109 used to calculate deferred tax valuation and estimates. Additionally, we recommended that management should increase its understanding of Regulation S-B for the preparation of financial statements and disclosures.

On April 18, 2007, our firm received a phone call from a former member of the Board of Directors of Detto. In this phone conversation we were informed that a transaction Detto had with Alista in 2004 may have been accounted for incorrectly, based on subsequent events. Based upon the foregoing information our firm reviewed the transaction and concluded that it appeared to be recorded incorrectly. We informed the audit committee that we were withdrawing our audit reports for 2004 and 2005 and that Detto needed to file an 8-K informing the public that our audit reports had been withdrawn. On that same day, April 19, 2007, we sent a letter to the SEC informing them of the withdrawal of our audit reports and copying them on the letter to Detto.

When coming to the conclusion to withdraw our audit reports, we did research as it relates to several topics included in the accounting literature including APB 29, APB 18, SFAS 40, FIN 46R and SAB 5(u). We determined after several phone calls with Detto Technologies, Inc. officers that they were locked into the original treatment of the transaction, and that further conversations were not beneficial. The Company could not or would not provide additional information rebutting our conclusion that the financial statements appeared to be materially misstated. At that point in time, we informed Detto that we were not going to communicate further with them on this topic.

On June 4, 2007, we received notification that Detto had filed Form 8-K and were requesting our response. This letter is in response to that request.

Our independent auditor's reports on the financial statements of Detto Technologies, Inc. for the year ending December 31, 2005 and 2004 have been withdrawn.

Sincerely,

Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington